EXHIBIT 11

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF CORTLAND
- ----------------------------------------x
Application of                          :
                                        :
DICKSTEIN & CO., L.P. and               :
DICKSTEIN INTERNATIONAL LIMITED,        :
                                        :
                        Petitioners,    :
                                        :
For a Judgment Pursuant to CPLR         :    Index No. 31571
Article 78 Directing Respondents to     :
Hold an Annual Shareholders Meeting,    :
                                        :    Verified Petition
           - against -                  :
                                        :
MARIETTA CORPORATION, ROBERT C.         :
BUHRMASTER, RONALD C. DEMEO,            :
DOMINIC J. LAROSA, FRANK MAGRONE,       :
LEONARD J. SICHEL, STEPHEN D.           :
TANNEN and THOMAS D. WALSH,             :
                                        :
                         Respondents.   :
- ----------------------------------------x

          Petitioners Dickstein & Co., L.P. ("Dickstein & Co."), and Dickstein International Limited ("Dickstein International"), by their attorneys, True, Walsh & Miller and Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, for their verified petition allege as follows:

                      Nature of this Action

          1.  This is an action pursuant to Article 78 of the
CPLR for an order of mandamus directing respondent Marietta Corporation ("Marietta") and its Board of Directors to convene an annual meeting of Marietta's shareholders within thirteen months of Marietta's last annual meeting, as required by New York law. Petitioners, who together own approximately 14 percent of Marietta's outstanding shares, have repeatedly requested orally and in a series of letters that Marietta's Board schedule a shareholders meeting by April 29, 1995, or thirteen months from the date of Marietta's last shareholders meeting. Despite these requests, the Board has refused to schedule an annual meeting by that date or even to set any date for the annual meeting.
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          2.  Petitioners will suffer immediate, irreparable harm
unless their petition is granted. Marietta's actions threaten to disenfranchise petitioners and dilute their voting rights and those of Marietta's other shareholders. Petitioners have made a bid to acquire the company. They have also proposed a slate of nominees for the Marietta Board of Directors to replace the incumbent Board. Marietta has, in turn, announced that it is exploring alternative financial transactions that may fundamentally change the company. Marietta's failure to schedule a meeting effectively deprives petitioners of their right to obtain representation on that Board and shields the Board from the scrutiny of Marietta's public shareholders. The relief requested here -- an order directing Marietta to convene an annual shareholders meeting as soon as practicable after April
29, 1995, but in no event later than 20 days after the hearing on this application -- is thus urgently needed to prevent respondents from unlawfully insulating themselves from accountability to Marietta's public shareholders.

                 Parties, Jurisdiction and Venue

          3. Petitioner Dickstein & Co. is a Delaware limited partnership with its principal place of business in New York
City, New York. Dickstein & Co. is a fund engaged in various investment activities.

          4. Petitioner Dickstein International is an investment fund incorporated in the Territory of the British Virgin Islands with its principal place of business in Hamilton, Bermuda.
Dickstein International engages in investment activities similar to those of Dickstein & Co.

          5. Upon information and belief, respondent Marietta is a New York corporation with its principal place of business in Cortland, New York. Marietta specializes in the design, manufacture, packaging and marketing of toiletries, cosmetics, pharmaceuticals and household products for hotels and the travel industry. In 1994, Marietta's sales totalled approximately $68 million.

          6.  Upon information and belief, respondents Robert C.
Buhrmaster, Ronald C. DeMeo, Dominic J. LaRosa, Frank Magrone,
Leonard J. Sichel, Stephen D. Tannen and Thomas D. Walsh are members of the Board of Directors of Marietta.

          7.  Respondents have done business in the State of New
York, are presently doing business in the State, and have trans-acted business in the State of New York in connection with the claims in this petition.

          8.  Venue is proper in this county pursuant to CPLR
503.
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                       Factual Background

          9. Marietta has had a troubled history for some time. During the past three years, two of its high-ranking executive officers have been convicted of securities fraud. Its former president and chief executive officer was convicted, among other things, of violating federal securities laws relating to false statements contained in the Company's financial reports and was sentenced to 21 months in prison. Marietta's former chief financial officer pled guilty to securities fraud and related charges and received a one-year sentence.

          10. In January 1995, Dickstein & Co. purchased approximately 347,900 shares of Marietta, or 9.7 percent of its outstanding stock. At the same time, Dickstein International purchased 160,100 shares of Marietta, or 4.4 percent of its outstanding stock.

          11. On January 17, 1995, Mark Dickstein, the President of Dickstein Partners Inc. (an affiliate of Dickstein & Co. and the advisor to Dickstein International) proposed to Marietta that Dickstein Partners and another entity acquire 100 percent of the stock of Marietta for $11 a share, or approximately 50 percent above its trading price a month earlier. Dickstein Partners thereafter filed preliminary proxy materials with the Securities and Exchange Commission that would enable Dickstein Partners to propose an alternative slate of directors at the 1995 annual shareholders meeting if no buyout agreement were reached with the existing Board. The nominees Dickstein Partners proposed for the Marietta Board were committed to a program of offering Marietta for sale and selling the company to the buyer who was willing to pay the highest price, so long as the price was at least $11 a share.

        Marietta's Failure to Schedule an Annual Meeting

          12. Article II(2) of Marietta's bylaws (Exh. A, attached) provides that Marietta will convene an annual meeting of shareholders "on such date and at such hour as may be fixed by the Board of Directors," at which time "the shareholders shall elect directors and transact such other business as may properly come before the meeting." Section 603 of New York's Business Corporation Law requires that a New York corporation hold an annual shareholders meeting at least once every thirteen months. Since the last Marietta shareholders meeting was held on March 29, 1994, Marietta was required to hold another annual meeting by April 29, 1995.

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          13.  In January 1995, and shortly before Dickstein
Partners made its proposal to acquire the company and proposed a slate of directors for the annual meeting, Marietta had informed the brokerage community that its annual meeting would take place on March 10, 1995, with a January 29, 1995 record date. But faced with the prospect of an election contest, Marietta's Board refused to set the annual shareholders meeting date.

          14. On March 13, 1995, Marietta announced that it had rejected the Dickstein Partners' acquisition proposal as inadequate and had instructed its management to explore "possible financial alternatives available to Marietta," which might include "a merger, an acquisition or disposition of assets or securities, a recapitalization or other form of business combination transaction."

          15. Over the past two and a half months, Dickstein Partners repeatedly discussed the holding of an annual meeting with the company. In telephone conversations with Marietta or its advisors on January 25, February 2, February 7, February 8, and March 2, 1995, Dickstein Partners raised when the Marietta annual shareholders meeting would be held. On each occasion, the company said no meeting date had been set and no prediction could be made as to when the meeting might take place. On March 3, 1995, Mr. Dickstein then wrote to Marietta (Exhibit B, attached) and reiterated that the Dickstein funds expected the Board to comply with its responsibility under Section 603 of the Business Corporation law and requested that an annual meeting be scheduled by April 29, 1995. Again, on March 31, 1995, Mr. Dickstein wrote to the Marietta Board (Exhibit C, attached), asking that an annual meeting be held by May 1, 1995 (the next business day after April 29, a Saturday) and insisting at a minimum that the Board advise the shareholders when a meeting will be held. Respondents, however, have ignored these requests.

          16. Other large shareholders of Marietta, unrelated to Dickstein Partners, have also voiced concern about the company's delay in scheduling an annual meeting. In filings with the Securities and Exchange Commission and/or letters to the company, the Elliott Associates group, which holds approximately 6.33 percent of Marietta's outstanding shares, and the Florescue group, holders of 8.7 percent of the outstanding shares, both supported Dickstein Partners' request that the Board set a prompt date for the annual meeting (Exhibit D, attached).

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          17.  To date, and in violation of New York law and
well-established principles of corporate democracy, Marietta and its Board have refused to schedule an annual shareholders meeting. Marietta has not filed any preliminary proxy materials with the Commission. It has not set a record date. It is impossible under the company's bylaws and other applicable rules for Marietta's Board to convene an annual meeting by April 29, 1995 as required by law. At the same time, Marietta has announced that it is considering alternative financial transactions that may fundamentally alter the company.

                  The Need for Immediate Relief

          18.  New York law recognizes that one of the
fundamental rights of a corporate shareholder is the right to vote at an annual meeting on candidates for the board of directors and on other matters of interest to the corporation and its shareholders. By refusing to schedule an annual meeting in accordance with New York law, Marietta and its Board have disenfranchised petitioners -- as well as all other non-director shareholders of the company. By frustrating petitioners' voting rights as well as their right to obtain representation on Marietta's Board, respondents have shielded their actions from shareholder accountability and inflicted on petitioners substantial and irreparable harm. The delay is all the more consequential given Dickstein Partners' bid, the Board's rejection of it, the prospect of a proxy contest, and the consideration by a potentially lame duck Board of transactions that may fundamentally alter the company. Immediate relief is thus urgently needed.

          19.  Petitioners have no adequate remedy of law.

          20. Petitioners are proceeding by order to show cause to insure that the petition is heard and their injury redressed in a prompt and expeditious fashion.

                         No Prior Request

          21. No prior request has been made for the relief requested here.

          Wherefore, petitioners demand judgment in the nature of mandamus pursuant to Article 78 of the CPLR

         (i) Ordering Marietta and its directors to convene an annual meeting of Marietta's shareholders as soon as practicable, but in no event later than 20 days after the hearing on this application;

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        (ii)  awarding costs and disbursements of this action,
              including reasonable attorneys' fees; and

       (iii) awarding such other and further relief as the Court deems just and proper.


Dated:  New York, New York
        April 14, 1995


                              True, Walsh & Miller
                              101 North Tioga Street
                              Suite 205
                              Ithaca, New York  14850
                              (607) 273-4200

                                      -and-

                              Kramer, Levin, Naftalis,
                                Nessen, Kamin & Frankel
                              919 Third Avenue
                              New York, New York  10022
                              (212) 715-9100

                              Attorneys for Petitioners
                              Dickstein & Co., L.P. and
                              Dickstein International Limited



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                          Verification


STATE OF NEW YORK      )
                       )  ss.:
COUNTY OF NEW YORK     )

          Mark D. Brodsky, being duly sworn, deposes and says:

          1.     I am a Vice President of Dickstein Partners Inc.
Dickstein Partners Inc. is the advisor to Petitioner Dickstein international Limited, and the general partner of Dickstein
Partners, L.P., which is the general partner of Petitioner
Dickstein & Co., L.P.

          2. I have read the foregoing Verified Petition and am fully familiar with the facts alleged therein. Those facts are true to the best of my knwoledge, information and belief.




                                          /s/ Mark D. Brodsky
                                              Mark D. Brodsky


Sworn to before me this
14th day of April, 1995


/s/Alan A. Friedman
   Notary Public







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